Dejour Secures US$1.5 Million for Woodrush Development
Multi-Well Program Expected to Add Production in 2014

Vancouver, B.C., August 11, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced that it has entered into subscription agreements for an equity financing that will result in gross proceeds of US$1.5 million with three institutional investors to support the Company’s Q3 2014 Woodrush development plan. This program encompasses reworking several existing wells to enhance productivity and involves drilling additional wells in an effort to expand production and associated reserves.

As previously reported, Dejour acquired certain natural gas producing assets and related processing facilities adjacent to its Woodrush oilfield 120 km. north of Ft. St. John, B.C. on March 26, 2014 and closed on its acquisition of an additional 24% WI in the Company’s legacy Woodrush operation on July 3, 2014. As of the end of the second quarter, the field produced an average of 475 boe/d.

In connection with the offering, the Company plans to issue 6,000,000 units at a price of US $0.25 per unit. Each unit consists of one common share of the Company and one full warrant to purchase one common share. Each warrant will be exercisable to purchase one common share at an exercise price of US$ 0.35 per share until December 31, 2015, subject to early acceleration. Completion of the offering, which is expected to occur on or about August 15, 2014, is subject to satisfaction of customary closing conditions including, but not limited to, the approval of the TSX and the NYSE MKT.

The securities will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333 – 183587). This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying base prospectus related to the offering may be obtained at the SEC’s website at http:www.sec.gov or contact Craig Allison, Investor Relations, at 914.882.0960.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about the pending securities offered, including the amounts and term thereof and the expected closing date thereof that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation. In addition, this news release also contains statement about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the failure to obtain stock exchange listing approvals or to satisfy other closing conditions of the offering, the availability of funding, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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